FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of July 3, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F __

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Completes Acquisition of Additional Participation in Usiminas Control Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Completes Acquisition of Additional Participation in Usiminas Control Group

Luxembourg, July 3, 2023 –Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) reported today that its Brazilian subsidiary Confab Industrial S.A., together with its affiliates Ternium Investments and Ternium Argentina, all of which compose the T/T group within the Usiminas control group, completed the previously announced acquisition of 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group within the Usiminas control group, at a price of BRL 10 per ordinary share.

Pursuant to the transaction, Tenaris paid approximately BRL 110 million (approximately USD 23 million) in cash for 11.0 million ordinary shares, increasing its participation in the Usiminas control group to 9.8%.

As previously announced, upon closing of the transaction, the Usiminas shareholders agreement, which governs the relationship with the T/T Group, the NSC group and Previdência Usiminas, was amended and restated to reflect a revised governance for Usiminas.

Some of the statements contained in this press release are “forward-looking statements.” Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.